UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Portola Pharmaceuticals, Inc.

(Name of Subject Company)

Portola Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

John B. Moriarty, Jr.

Executive Vice President, General Counsel and Secretary

Portola Pharmaceuticals, Inc.

270 E. Grand Avenue

South San Francisco, California 94080

(650) 246-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jamie Leigh, Esq.

Kenneth Guernsey, Esq.

Ian Nussbaum, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Portola Pharmaceuticals, Inc., a Delaware corporation (“Portola”), with the Securities and Exchange Commission on May 27, 2020, relating to the tender offer (the “Offer”) by Odyssey Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to purchase all of the issued and outstanding shares of Portola’s common stock, par value $0.001 per share (each such share, a “Share”), at an offer price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The first sentence in the section entitled “Portola’s Reasons for the Offer” on page 23 is hereby deleted in its entirety and replaced with the following:

“The Portola Board carefully considered the Offer and the Merger, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.”

2.	The third sentence in the second paragraph under the section entitled “Projected Financial Information” on page 29 is hereby deleted in its entirety and replaced with the following:

“At the direction of the Portola Board, in March and at the beginning of April 2020, management updated the Initial Long-Term Plan, which assumed an equity raise by Portola to continue as a standalone company and that Portola would retain a worldwide right to commercialize Andexxa, to account for the impact of the COVID-19 pandemic on Portola’s actual financial performance, prospects and the decision to out-license to a third party ex-U.S. rights to Andexxa if Portola were to remain a standalone company, the inclusion of Andexxa Japan and ex-U.S. royalty revenue, updated label expansion assumptions to include enoxaparin approval in 2021 and reductions in operating expenses in light of the revised revenue projections (the “Updated Long-Term Plan”) as set forth in the corresponding table below—for further information see the sections captioned “—Background of the Offer and the Merger” and ‘—Portola’s Reasons for the Offer and the Merger.’”

3.	By adding the underlined text below to the existing third paragraph on page 32 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” as follows:

“In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed materials that, based on its experience and professional judgment, it deemed to be relevant to evaluating whether the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, including, among other things:”

4.	By adding the underlined text below to the existing second bullet point on page 33 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” as follows:

“certain other communications from the Company to its stockholders, including the Company’s website, investor presentations and other public filings;”

5.	By adding the underlined text below to the existing third bullet point on page 33 under the section entitled “Opinion of Portola’s Financial Advisor—Opinion of Centerview Partners LLC” as follows:

“certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data” and described as “Management Projections” in the section captioned ‘—Projected Financial Information.’”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTOLA PHARMACEUTICALS, INC.

Dated: June 8, 2020	By:	/s/ John B. Moriarty, Jr.
Name: John B. Moriarty, Jr.
Title: Executive Vice President, General Counsel and Secretary